Exhibit 99.1

Chijet Motor Company Provides Further Commentary on its Financial Results for the First Half of 2023

YANTAI, China, December 14, 2023 — Chijet Motor Company, Inc. (Nasdaq: CJET) (“Chijet” or “we,” “our,” or the “Company”), a high-tech enterprise engaged in the development, manufacture, sales, and service of traditional fuel vehicles and new energy vehicles (“NEV”) in China, is providing further commentary on the financial results for the first half of 2023 that were released on December 4, 2023.

Although the data for the first half of 2023 shows a downward trend, management remains optimistic regarding the successful implementation of the business development and growth strategy.

Successful Transition Plan Expected to Improve Financial Position and Operations

In the recent earnings release, the Company reported a 73.2% year-on-year decrease in its sales revenue and a 71.8% decrease in sales volume due to the strategic transformation and policy-driven reduction in deliveries of fuel vehicles. Management sees the year of 2023 as a pivotal one for the strategic transformation of the business. With resolute determination, Chijet successfully integrated the structure of the original state-owned enterprise with the existing private enterprise, vigorously advancing the new energy strategy. During the first half of 2023, in response to the stricter emission requirements for fuel vehicles and the changing market demand for new energy vehicles, the Company proactively reduced the production and sales proportion of fuel vehicles. The decline in sales volume and revenue of fuel vehicles is within management expectations.

Management believes that this transitional pain is an inevitable path to leapfrog development, through product renewal, brand upgrading, and expanding channels both domestically and internationally. It is expected that the new products will launch next year to achieve a true transformation and management is confident that there will be a significant improvement in product production and sales figures in 2024.

In terms of the Company operations as part of the transition plan, the construction of the Yantai factory is progressing as currently planned. Despite some delays in the completion time due to the pandemic and financing plans, the management does not believe this will affect the mass production of new products next year.

While actively promoting the construction of the new Yantai factory, the Company has always maintained and ensured the advanced and comprehensive production system, equipment, and facilities of FAW Jilin Automobile Co., Ltd. (“FAW Jilin”), a majority-owned subsidiary of the Company, as well as the excellent manufacture management and well-trained employees. FAW Jilin has always adhered to the credo of “quality first,” leading the company’s transformation and upgrading with a spirit of craftsmanship and lean production. Currently, the equipment’s digitization and automation rate has reached 92%, with some workshops achieving 100% automation, fully meeting the production needs of new models.

Additionally, the three-year pandemic has had a significant impact on external economic and social development, and the recovery process, even in the post-pandemic period, has been slow. Under these circumstances, the production and operations this year have also been greatly affected, especially in terms of the manufacturing base construction progress, supply chain, and refinancing. Chijet is actively restoring the construction of our production bases and cooperating in areas such as upstream and downstream supply chains and logistics this year and has now resumed normal production. Despite the pandemic’s impact, the Company has maintained the healthy operation of our sales network and restored vehicle sales, gradually mitigating the impact of the pandemic.

R&D Progress and Technological Advantages Remain Robust

“Bringing an easy and pleasant intelligent era driving experience to the consumer” is our original aspiration, and we have a deep understanding of the needs of mass consumers. In 2023, the Company has integrated high-quality R&D and engineering resources to form an internationally linked product creation system led by a team in China. Chijet has established strategic cooperation relationships and R&D teams with domestic and international enterprises. Especially with the anticipated widespread implementation of solid-state batteries which feature the latest mass-produced cell with an energy density of 350wh/kg, aiming to extend vehicle range to 700km, the Company strives to select a competitive battery supplier and maintain the long-term development strategy of sustaining a technological edge.

Although there have been some adjustments to the progress of some product development projects, the Company has never ceased its investment in R&D. As of now, the development of core products such as FB77 is in its final stage, and the development of future forward-looking technology application products is also progressing. Management looks forward to these outstanding products being launched as soon as possible.

Reiterate Outlook and Guidance

As announced on December 4, 2023, the Company anticipates that for the full year of 2024, sales revenue will range between $362 million and $434 million. The total number of vehicles delivered is expected to be between 30,000 to 36,000 units, including sales from five new models. Of these new models, the sales of pure electric and hybrid models are projected to account for 65.5% of the total. Based on the business plan, management is optimistic about achieving the sales revenue and volume forecasts for 2024.

Looking ahead to 2024, it is shaping up to be a landmark year for the Company in the realm of advanced technology, particularly with the anticipated widespread implementation of solid-state batteries. Management expects to complete the design and prototype of these vehicles equipped with these solid-state batteries, conducting tests and trials and are closely tracking the market conditions and results of similar battery applications. Additionally, Chijet plans to initiate the development of hydrogen fuel cell applications in vehicles. In 2024, the Company expects to complete the related system design, structural design, and control strategy research, as well as finalize the design and prototype of these vehicles featuring the hydrogen fuel cell technology, and conduct testing and validation work.

About Chijet Motor Company, Inc.

The primary business of Chijet is the development, manufacture, sales, and service of traditional fuel vehicles and NEVs. State-of-the-art manufacturing systems and stable supply chain management enable the Company to provide consumers with products of high performance at reasonable prices. In addition to its large modern vehicle production base in Jilin, China, a factory in Yantai, China will be dedicated to NEV production upon completion of its construction. Chijet has a management team of industry veterans with decades of experience in engineering and design, management, financing, industrial production, and financial management. For additional information about Chijet, please visit www.chijetmotors.com.

Chijet Contact:

2888 Dongshan Street

Gaoxin Automobile Industrial Park

Jilin City, JL. P.R.China

0535-2766202

EMAIL: info@chijetmotors.com

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835 x2

Email:info@skylineccg.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Chijet’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding Chijet’s leadership team, Chijet’s continued growth and financial and operational improvements, Chijet’s ability to develop and sell new or improved products, raise capital, deliver customer orders timely, execute its business plans, and attract and retain customers and skilled professionals; risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, and general economic conditions affecting the Chijet’s industry, along with those other risks described under the heading “Risk Factors” in the prospectus Chijet filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2023, and those that are included in any of Chijet’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Chijet and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Chijet undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.